

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2024

Wirawan Jusuf
Chief Executive Officer
Indonesia Energy Corporation Limited
GIESMART PLAZA 7th Floor
Jl. Raya Pasar Minggu No. 17A
Pancoran – Jakarta 12780 Indonesia

> **Re: Indonesia Energy Corporation Limited**
> **Registration Statement on Form F-3**
> **Filed March 22, 2024**
> **File No. 333-278175**

Dear Wirawan Jusuf:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-3

General

1. Please update your financial statements in accordance with Item 8.A of Form 20-F. Refer to Item 5(b) of Form F-3.

2. We note the securities being registered pursuant to the base prospectus include depositary shares. Please revise the fee table filed as Exhibit 107 to the registration statement to include the depositary shares.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Claudia Rios at 202-551-8770 or Karina Dorin at 202-551-3763 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Lawrence A. Rosenbloom, Esq.